UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

10 May 2012

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 2,

Telecom Place

167 Victoria Street West

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒  Form 20-F ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Telecom confirms Paul Reynolds leaving date

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 10 May 2012	By:	/s/ Tristan Gilbertson

	Name:	Tristan Gilbertson
	Title:	Group Company Secretary

MEDIA RELEASE

10 May 2012

Telecom confirms Paul Reynolds leaving date

Telecom has today confirmed CEO Paul Reynolds’ leaving date as 30 June 2012, the end of Telecom’s financial year.

Dr Reynolds will be replaced as Telecom CEO by Simon Moutter, who will start on 1 September 2012.

“I would like to thank Paul for his leadership of Telecom during a period of unprecedented change,” said Mark Verbiest, Telecom Chairman.

“He has led the company through two radical revisions of the regulatory environment as well as the successful demerger and creation of Chorus as a completely independent company.”

“During Paul’s tenure we have also seen significant investment in mobile and broadband, as well as improvements in customer service across the board. As such, Paul leaves the company in a strong position for Simon to continue this momentum as it adapts to its new operating environment.”

Paul Reynolds said he was proud to leave Telecom in a healthy state.

“Telecom has successfully navigated the enormous challenges of the past five years and looks forward to great opportunities ahead as New Zealand moves into a world-first industry structure of open access-fibre networks. Telecom is now subject to significantly less regulation which enables the company to focus on delivering for its customers. Shareholders have seen strong benefits and I have no doubt that Telecom will continue to progress and improve,” he said.

“I leave Telecom with real gratitude at being given the opportunity to negotiate a reset of Telecom’s place in New Zealand and to work with the enormously talented and committed team of people in the company,” he said.

Chris Quin has been named as acting CEO of Telecom from 1 June until Mr Moutter commences. Paul will remain at Telecom supporting Chris during June.

“Chris has shown he is a passionate advocate for our customers, and he is the right person to keep driving Telecom’s focus on customers in the interim,” said Mark Verbiest. “I appreciate Chris agreeing to step in during this period of transition.”

ENDS

For media enquiries:

Ian Bonnar

Head of Corporate Communications

+64 (0)27 215 7564

For investor enquiries:

Stefan Knight

Head of Investor Relations

+64 (0)27 252 9438